UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 14, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S - Share repurchase programme

Bagsværd, Denmark, 14 November 2016 – On 28 October 2016, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No. 596/2014 of the European Parliament and Council of 16 April 2014 (MAR), also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 3 February 2016.

Under the programme initiated 28 October 2016, Novo Nordisk will repurchase B shares for an amount up to DKK 4.5 billion in the period from 28 October 2016 to 31 January 2017.

Since the announcement as of 7 November 2016, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	1,975,000		469,485,177
7 November 2016	330,000	229.70	75,800,418
8 November 2016	358,000	227.98	81,615,819
9 November 2016	325,000	236.14	76,746,029
10 November 2016	325,000	233.09	75,753,177
11 November 2016	325,000	228.78	74,352,103

Accumulated under the programme	3,638,000		853,752,723

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 36,736,982 B shares of DKK 0.20, corresponding to 1.4% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,550,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12-month period beginning 3 February 2016. As of 11 November 2016, Novo Nordisk has repurchased a total of 34,813,337 B shares equal to a transaction value of DKK 11,353,511,168.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,300 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3075 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 80 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 14, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer